Filed by: Liberty Property Trust

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Liberty Property Trust (Commission File No.: 001-13130)

The following email was sent to Liberty Property Trust’s US Employees:

Email to US Employees

As the weeks progress, we will be providing answers to commonly asked questions that we have been receiving about the transition to Prologis.  Here are the first ones.

Q:                                   What should I do if I am interested in a job Prologis has posted on their website?

A:                                   Apply to the position online and then send their Chief Human Resources Officer, Colleen McKeown, an email at cmckeown@prologis.com, to let her know you have applied for the position.  This will help ensure that your application gets reviewed quickly.

Q:                                   When will I know if I am not receiving an offer from Prologis?

A:                                   Prologis has started to contact employees they are interested in having join them.  This process will take several weeks.  They anticipate that most people in Home Office will be advised of their status by mid-November.  It will take a bit longer for those in the field.

Q:                                   When will I be getting an explanation of the severance that I will be eligible for if I am not offered a comparable position by Prologis?

A:                                   We anticipate distributing them next week.  It will be given to you by your manager.  In the meantime, you can review the severance plan as it is posted on the HR portal on the Liberty Lives Well…Financially page.

Q:                                   Which company will be providing outplacement assistance?

A:                                   Outplacement will be provided by Right Management, our current vendor.

Q:                                   If I am hired by Prologis, what will happen to my vacation carryover?

A:                                   Your carryover vacation will be carried over to Prologis.

Please continue to ask questions of our HR team.  We are here to get your questions answered as quickly as possible.

Regards

Caren

Caren Hosansky

SVP, Human Resources

Liberty Property Trust

O 610.648.1700  D 610.648.1713  M 484.753.4310

650 East Swedesford Road, Suite 400, Wayne, PA 19087

chosansky@libertyproperty.com

ADDITIONAL INFORMATION

This document contains forward-looking statements that are based on current expectations, estimates and projections about the industry and markets in which Prologis, Inc. and Liberty Property Trust operate as well as beliefs and assumptions of management of Prologis, Inc. and management of Liberty Property Trust.  Such statements involve uncertainties that could significantly impact financial results of Prologis, Inc. or Liberty Property Trust.  All statements that address operating performance, events or developments that Prologis, Inc. or Liberty Property Trust expect or anticipate will occur in the future are forward-looking statements.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Neither Prologis, Inc. nor Liberty Property Trust can give assurance that its expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  Neither Prologis, Inc. nor Liberty Property Trust undertakes any duty to update any forward-looking statements appearing in this document except as may be required by law.

In connection with the proposed transaction, Prologis, Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis, Inc. and a proxy statement of Liberty Property Trust (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Liberty Property Trust’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis, Inc. or Liberty Property Trust. The documents filed by Prologis, Inc. with the SEC may be obtained free of charge at the Investor Relations section of Prologis, Inc.’s website at www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis, Inc. by requesting them from Investor Relations by mail at Pier 1, Bay 1 San Francisco, CA 94111 or by telephone at 415.394.9000. The documents filed by Liberty Property Trust with the SEC may be obtained free of charge at Liberty Property Trust’s website at the Investor Relations section of http://ir.libertyproperty.com/sec-filings or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Liberty Property Trust by requesting them from Investor Relations by mail at 650 East Swedesford Road, Suite 400, Wayne, PA 19087, or by telephone at 610.648.1704.

PARTICIPANTS IN THE SOLICITATION

Liberty Property Trust and Prologis, Inc. and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Liberty Property Trust’s trustees and executive officers is available in Liberty Property Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its proxy statement dated April 26, 2019, for its 2019 Annual Meeting of Shareholders. Information about Prologis, Inc.’s directors and executive officers is available in Prologis, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its proxy statement dated March 22, 2019, for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Property Trust or Prologis, Inc. as indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.